SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                             Celebrate Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15100A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Kenneth H. Shubin Stein, MD, CFA
                         Spencer Capital Management, LLC
                            1995 Broadway, Suite 1801
                            New York, New York 10023
                            Telephone: (212) 586-4190
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 23, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 2 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               1,139,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,139,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,139,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 3 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               1,139,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,139,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,139,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 4 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               677,761
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                677,761
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            677,761
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 5 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               677,761
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                677,761
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            677,761
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 6 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               461,239
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                461,239
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            461,239
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------      -------------------------------
CUSIP No. 15100A104                              Page 7 of 10 Pages
-------------------------------------------      -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               461,239
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                461,239
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            461,239
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock") of Celebrate Express, Inc., a Washington corporation (the "Company"), to amend the Schedule 13D filed on June 22, 2006 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by deleting the first paragraph of the text thereof and replacing it with the following:

     The Funds expended $12,750,293.44 in order to purchase the 1,139,000 shares of Common Stock beneficially owned by them. SCF expended approximately $7,583,850.67 to purchase the 677,761 shares of Common Stock beneficially owned by it. SCOF expended approximately $5,162,577.03 to purchase the 461,239 shares of Common Stock beneficially owned by it. Each of the Funds purchased the Common Stock directly owned by it with its working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.    Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the close of business on June 26, 2006: (i) Dr. Shubin Stein was the beneficial owner of the 1,139,000 shares of Common Stock which are held directly by the Funds, which constitute in the aggregate 14.7% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,139,000 shares of Common Stock, which constitute in the aggregate 14.7% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 677,761 shares of Common Stock, which constitute in the aggregate 8.7% of the outstanding shares of Common Stock; and (iv) SCOF and SCOP were the beneficial owners of 461,239 shares of Common Stock, which constitute in the aggregate 5.9% of the outstanding shares of Common Stock.

     The percentages set forth above were calculated on the basis that 7,759,821 shares of Common Stock were outstanding as of March 31, 2006, as represented by the Company on its Form 10-Q filed with the SEC on April 13, 2006.

     (b) Dr. Shubin Stein shares voting and dispositive power over the 1,139,000 shares of Common Stock held directly by the Funds with SCM, SCF, SCP, SCOF and SCOP. SCM shares voting and dispositive power over 1,139,000 shares of Common Stock with SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 677,761 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 461,239 shares of Common Stock with Dr. Shubin Stein, SCM and each other.

     (c) Transactions in the Common Stock by the Filers effected since the filing of the Schedule 13D are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 2006

                                  SPENCER CAPITAL MANAGEMENT, LLC



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Authorized Signatory




                                  SPENCER CAPITAL OPPORTUNITY FUND, LP

                                  By:  Spencer Capital Partners, LLC,
                                       Its General Partner



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                  SPENCER CAPITAL PARTNERS, LLC



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member


               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                  SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND,
                                  LTD.

                                  By:  Spencer Capital Offshore Partners, LLC,
                                       Its Investment Manager



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                  SPENCER CAPITAL OFFSHORE PARTNERS, LLC



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member





                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Kenneth H. Shubin Stein, MD, CFA



               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                                                      SCHEDULE I

                         Schedule of Transactions by SCM

     Each of the following trades was effected on behalf of the Funds by SCM. Approximately 59.65% of each trade was allocated to SCF. Approximately 40.35% of each trade was allocated to SCOF.



--------------------------- ------------------ ------------- ----------------------------

Type of Transaction         Date               Number of Shares   Price per Share in $US*
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                      56                $12.00
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     400                $12.19
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,100                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,300                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,600                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,800                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,800                $12.20
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.25
--------------------------- ------------------ --------------------- --------------------
Buy                         6/23/06                      81                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,100                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     500                $12.25
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.30
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   4,900                $12.30
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.30
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.30
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     400                $12.31
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   2,200                $12.32
--------------------------- ------------------ --------------------- --------------------
Buy                         6/23/06                     300                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,881                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   9,700                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,319                $12.32
--------------------------- ------------------ ------------- ----------------------------


Buy                         6/23/06                     160                $12.32
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.34
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   2,000                $12.34
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                      19                $12.34
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ -------------------- ---------------------
Buy                         6/23/06                   2,000                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     144                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   9,900                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   1,000                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   2,281                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     300                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.35
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                  14,600                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     900                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     900                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                  12,440                $12.40
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     100                $12.44
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   2,400                $12.45
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                     200                $12.50
--------------------------- ------------------ ------------- ----------------------------
Buy                         6/23/06                   9,119                $12.50
--------------------------- ------------------ ------------- ----------------------------

* Excludes brokerage commissions.